Exhibit 99.1

Brookfield Reinsurance Ltd.

PROXY | CLASS A EXCHANGEABLE LIMITED VOTING SHARES

PROXY, solicited by management, for the Annual General and Special Meeting of Shareholders of Brookfield Reinsurance Ltd. (the “company”) to be held on Thursday, August 17, 2023 at 10:00 a.m., Eastern Daylight Time (EDT), via live audio webcast online at https://web.lumiagm.com/492308657 (the “Meeting”) password “brookfield2023” (case sensitive), and at all adjournments thereof.

Capitalized terms used and not otherwise defined herein have the meaning given to them in the management information circular of the company dated July 21, 2023 (the “Circular”).

If you wish to appoint a proxyholder other than the company’s nominees below YOU MUST enter the name of your proxyholder below AND call 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or visit online at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Toronto Time) on Tuesday, August 15, 2023 and provide TSX Trust Company with the required information for your chosen proxyholder so that TSX Trust Company may provide the proxyholder with a 13 digit control number via email. This control number will allow your proxyholder to log in to and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to ask questions or vote.

The undersigned holder of class A exchangeable limited voting shares of the company hereby appoints ANNA KNAPMAN-SCOTT, or failing her THOMAS CORBETT, (or in lieu thereof                                                                               ), as proxy of the undersigned to attend and vote, in respect of all the class A exchangeable limited voting shares of the company registered in the name of the undersigned, at the Meeting, and at any adjournments thereof, on the following matters:

1.	Election of Directors (Mark either For or Withhold for each of the following five nominees)

	For	Withhold

01 – William Cox	☐	☐

02 – Anne Schaumburg	☐	☐

03 – Soonyoung Chang	☐	☐

04 – Lars Rodert	☐	☐

05 – Michele Coleman Mayes	☐	☐

2.	Appointment of the External Auditor (Mark either (a) or (b))
	(a)	☐	FOR the appointment of Deloitte LLP as the external auditor and authorizing the directors to set its remuneration; or
	(b)	☐	WITHHOLD from voting in the appointment of Deloitte LLP as the external auditor and authorizing the directors to set its remuneration.

3.	Return of Capital Resolution (Mark either (a) or (b))
	(a)	☐	FOR the Return of Capital Resolution set out in the Circular; or
	(b)	☐	AGAINST the Return of Capital Resolution set out in the Circular.

4.	Share Issuance Resolution (Mark either (a) or (b))
	(a)	☐	FOR the Share Issuance Resolution set out in the Circular; or
	(b)	☐	AGAINST the Share Issuance Resolution set out in the Circular.

5.	Bye-Law Amendment Resolution (Mark either (a) or (b))
	(a)	☐	FOR the Bye-Law Amendment Resolution set out in the Circular; or
	(b)	☐	AGAINST the Bye-Law Amendment Resolution set out in the Circular.

6.	Restricted Stock Plan Resolution (Mark either (a) or (b))
	(a)	☐	FOR the Restricted Stock Plan Resolution set out in the Circular; or
	(b)	☐	AGAINST the Restricted Stock Plan Resolution set out in the Circular.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the Meeting.

Name of Shareholder:

Number of Class A Exchangeable Limited Voting Shares:

Date: , 2023
Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the company.

2.

If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

3.

To be valid, this proxy must be signed, dated and deposited with the Corporate Secretary of the company c/o TSX Trust company via one of the below options, not later than 5:00 p.m. (EDT) on Tuesday, August 15, 2023 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting: by mail, to Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; by fax at 416-595-9593; by email, with a scanned copy to proxyvote@tmx.com; by telephone, toll-free at 1-888-489-5760 or by Internet, at www.meeting-vote.com and by following the instructions for electronic voting. A shareholder will be prompted to provide the control number printed below the preprinted name and address. The telephone voting service is not available on the day of the Meeting, and registered shareholders may not appoint a person as proxyholder other than the management nominees named in this form of proxy when voting by telephone.

4.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Corporate Secretary of the company, as set out above. In addition, YOU MUST call 1-866-751-6315 (within North America) or (647) 252-9650 (outside of North America) or visit online at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (EDT) on Tuesday, August 15, 2023 and provide TSX Trust Company with the required information for your chosen proxyholder so that TSX Trust Company may provide the proxyholder with a 13 digit control number via email. This control number will allow your proxyholder to log in to and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to ask questions or vote.

5.

Reference is made to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting, including the right of a shareholder to cumulate his or her votes in the election of directors. Unless otherwise directed by the shareholder who has given the proxy, management intends to cast the votes to which the holders of the class A exchangeable limited voting shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of class A exchangeable limited voting shares.

6.

If a share is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.

The shares represented by this proxy form will be voted or withheld from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by management of the company will be voted FOR items 1 through 6 and in favor of management’s proposals generally, at the discretion of management.